SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

PROFIT SHARING & RETIREMENT PLAN OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY
2001 Third Avenue South
Birmingham, Alabama 35233
(Full title of the Plan)

TORCHMARK CORPORATION
2001 Third Avenue South
Birmingham, Alabama 35233
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 10.
Total Number of pages is 12.

To the Administrative Committee of the
Profit Sharing and Retirement Plan of
Liberty National Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company "(the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Dallas, Texas
June 19, 2002

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Net Assets Available for Benefits

ASSETS	December 31, 2001	December 31, 2000
Investments, at fair value:		
Torchmark common stock	$11,882,537	$14,752,312
Waddell & Reed class A common stock	3,046,023	777,445
Waddell & Reed class B common stock	0	3,395,100
United mutual funds	36,553,553	42,118,915
Loans to participants	626,158	659,959
Short- term investments	146,053	164,272
	52,254,324	61,868,003
Accrued investment income	83,381	88,200
Net assets available for benefits	$52,337,705	$61,956,203

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2001	2000
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$168,202	$192,834
Dividends on mutual funds	1,115,068	6,809,500
Interest income - short-term investments	40,950	128,109
	1,324,220	7,130,443
Investment expenses	0	0
	1,324,220	7,130,443
Net depreciation in fair value of investments	(3,737,932)	(1,285,416)
Benefit paid to participants:		
Shares withdrawn	1,353,716	1,102,285
Cash settlements	5,851,070	10,933,859
	7,204,786	12,036,144
Net decrease in net assets	(9,618,498)	(6,191,117)
Net assets available for benefits:		
Beginning of plan year	61,956,203	68,147,320
End of plan year	$52,337,705	$61,956,203

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

The Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") was adopted by the Board of Directors of Liberty National Life Insurance Company ("Liberty National"), the Plan sponsor, effective January 1, 1950.

Valuation of securities - The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2001 and 2000 was $39.33 and $38.44, respectively.

The investments in Waddell & Reed common stocks are stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed Class A common stock was $32.20 and $37.63 at December 31, 2001 and 2000, respectively. On April 30, 2001, Waddell & Reed Class B common stock closed at a price of $30.43 per share and was converted to Waddell & Reed Class A common stock on a one-for-one basis. The closing price per share of Waddell & Reed Class B common stock was $37.50 at December 31, 2000.

Participant loans are valued at cost, which approximates fair value. Interest on participant loans is recognized as earned.

Short-term investments are valued at cost which approximates fair value.

The purchases and sales of securities are recorded on a trade-date basis.

Eight mutual funds are available to Plan participants for investment purposes. The shares of these funds are stated at net asset values, which approximate fair value, as supplied by the National Association of Securities Dealers ("NASD") through Nasdaq, its automated quotation system. All mutual funds are managed by Waddell & Reed, a former subsidiary of Torchmark.

Basis of presentation - The accompanying financial statements have been prepared using the accrual method of accounting.

Use of estimates in the preparation of financial statements - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

NOTE A - Summary of Significant Accounting Policies (continued)

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Revenue recognition - Dividend income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

Administrative expenses - Administrative expenses of the Plan are paid by Liberty National.

Federal income taxes - The Internal Revenue Service has determined and informed the Plan by a letter dated August 24, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, are exempt from federal income tax. The administrative committee and the Plan's tax counsel are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Reclassifications - Certain reclassifications have been made to the 2000 financial statements to conform to the 2001 presentation.

NOTE B - Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions - Since April 5, 1982, participants are no longer required or permitted to make contributions to the Plan, nor does Liberty National intend to make any contributions to the Plan. Also, no new participants were allowed in the Plan after April 5, 1982. All participants are fully vested in their accumulated account balance and direct the investment of their entire account balance.

Vesting Provisions and Forfeitures - All participants are fully vested in their accumulated account balance and, therefore, the Plan cannot incur any forfeitures.

Payment of Benefits - Whenever any payments are to be made from the Plan to a participant or the participant's beneficiary or estate, all or part of the amount payable may be paid in kind, in cash, in installments with interest at a rate (not less than 3% per annum) to be determined by the Trustees, or by the purchase of a single premium annuity.

Termination of the Plan - Although it has expressed no intent to do so, Liberty National has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE C - Investments

The following table presents investments that represent 5% or more of the Plan's net assets:

	December 31, 2001	December 31, 2000
Mutual Fund Shares:		
INVESCO Technology	$ 6,977,741	$ 0
IRT 500 Index	2,640,017	0
AmSouth Large Cap	3,560,972	0
AmSouth Prime Money Market	16,852,028	0
United Science & Technology	0	8,339,537
United Core	0	3,855,108
United Cash Management	0	17,699,474
United Vanguard	0	6,108,420
United Retirement Shares	0	3,520,511
Other Mutual Funds	6,522,795	2,595,865
	$ 36,553,553	$ 42,118,915
Torchmark Common Stock	$ 11,882,537	$ 14,752,312
Waddell & Reed Class A Common Stock	$ 3,046,023	$ 777,445
Waddell & Reed Class B Common Stock	$ 0	$ 3,395,100
AmSouth Prime Obligation Fund	$ 146,053	$ 164,272
Participant loans	$ 626,158	$ 659,959

During the years ended December 31, 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31, 2001	December 31, 2000
Common stocks	(330,381)	6,432,504
Mutual funds	(3,407,101)	(7,717,920)
	$ (3,737,932)	$ (1,285,416)

NOTE D - Related Party Transactions

Plan participants investing in mutual funds indirectly pay a management fee to Waddell & Reed, Inc. for carrying out transactions in the mutual funds on their behalf. These transactions qualify as party-in-interest transactions.

The participants are allowed to purchase and to subsequently sell the common stock of Torchmark. Such purchases and sales, which qualify as party-in-interest transactions, are handled by AmSouth Bank, the Plan trustee, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stocks are deposited in a short-term fund which is an interest-bearing short-term fund. These funds were deposited in the AmSouth Prime Obligation Fund and is administered by AmSouth Bank, NA, the Plan's trustee.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2001

	Identity of Issue	Description of Investment	Current Value
*	Torchmark Corporation	302,124 shares $1 par value common stock	$11,882,537
*	Waddell & Reed Class A	94,597 shares $1 par value common stock	3,046,023
	Mutual Funds	5,744 shares INVESCO Dynamics Fund	91,510
		214,238 shares INVESCO Technology Fund	6,977,741
		94,590 shares IRT 500 Index Fund	2,640,017
		49,586 shares American Century Fund	354,042
		35,554 shares AIM Basic Value Fund	1,011,151
		22,910 shares Janus Advisor International Fund	562,204
		61,790 shares AmSouth Bond Class A Fund	687,105
		2,637 shares AmSouth Balanced Fund	31,645
		181,961 shares AmSouth Large Cap Fund	3,560,972
		16,852,028 shares AmSouth Prime Money Market Fund	16,852,028
		436 shares AmSouth Small Cap Fund	3,669
		119,161 shares AmSouth Government Incoment Fund	1,203,531
		25,703 shares AIM Global Health Care Fund	716,343
		159,247 shares Fidelity Advisor Dividend Growth Fund	1,861,595
	Plan	Loans to Plan participants, interest rate of 9%, maturing from 1 to 60 months	626,158
*	AmSouth Bank, NA	146,053 shares AmSouth Prime Obligation Fund Class A	146,053
			$52,254,324

* Indicates a party-in-interest to the Plan

See independent auditors' report.

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated January 31, 2002 into Form S-8 of the Profit Sharing & Retirement Plan of Liberty National Life Insurance Company (Registration No. 333-83317) (incorporated by reference from Exhibit 23(g) to Form 10-K for the year ended December 31, 2001).

99(a) – (2) Consent of Deloitte & Touche LLP to incorporation by reference of their independent auditors' report of June 19, 2002, to Form S-8 Registration Statement No. 333-83317.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of Liberty National Life Insurance Company

By: Carr W. Patterson
Carr W. Patterson, Member
Administrative Committee

By: Dennis R. Luft
Dennis R. Luft, Member
Administrative Committee

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

Date: June 27, 2002

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-83317 of Torchmark Corporation on Form S-8 of our report dated June 19, 2002, appearing in this Annual Report on Form 11-K of Profit Sharing and Retirement Plan of Liberty National Life Insurance Company for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Dallas, Texas
June 28, 2002